UNITED STATES
SECURITIES AND EXCHANGE COMMISSION

Washington, D.C.  20549

SCHEDULE 14D-9/A

SOLICITATION/RECOMMENDATION
STATEMENT UNDER SECTION 14(d)(4) OF THE
SECURITIES EXCHANGE ACT OF 1934

(Amendment No. 7)

VULCAN MATERIALS COMPANY

(Name of Subject Company)

VULCAN MATERIALS COMPANY

(Name of Persons Filing Statement)

Common Stock, $1.00 par value per share
(Title of Class of Securities)

929160109
(CUSIP Number of Class of Securities)

Robert A. Wason IV, Esq.
Senior Vice President and General Counsel
Vulcan Materials Company
1200 Urban Center Drive
Birmingham, Alabama 35242
Telephone:  (205) 298-3000
(Name, address, and telephone number of persons authorized to receive notices and communications on behalf of the person filing statement)

Copies to:

Edward D. Herlihy, Esq.
Igor Kirman, Esq.
Wachtell, Lipton, Rosen & Katz
51 West 52nd Street
New York, New York 10019
(212) 403-1000

☐          Check the box if the filing relates solely to preliminary communications made before the commencement of a tender offer.

This Amendment No. 7 to Schedule 14D-9 amends and supplements the Solicitation/ Recommendation Statement on Schedule 14D-9 (as amended from time to time, the “Schedule 14D-9”) originally filed by Vulcan Materials Company, a New Jersey corporation (“Vulcan” or the “Company”), with the Securities and Exchange Commission on December 22, 2011 and subsequently amended, relating to the unsolicited exchange offer by Martin Marietta Materials, Inc., (“Martin Marietta”), a North Carolina corporation, to exchange each of the issued and outstanding shares of common stock, par value $1.00 per share, of Vulcan (the “Vulcan Common Stock”) for 0.50 shares of the common stock (the “Exchange Ratio”), par value $0.01 per share, of Martin Marietta, together with the associated preferred stock purchase rights (the “Martin Marietta Common Stock”).

Except as specifically noted herein, the information set forth in the Schedule 14D-9 remains unchanged.  Capitalized terms used but not defined in this Amendment No. 7 have the meanings ascribed to them in the Schedule 14D-9.

This Amendment No. 7 amends “Item 8.  Additional Information” of the Schedule 14D-9 by inserting the following text immediately after the second paragraph under the section entitled “Regulatory Approvals—U.S. Antitrust Clearance”:

On January 17, 2012, the Company received a civil investigative demand (“CID”) and a Request for Additional Information and Documentary Material (“Second Request”) from the U.S. Department of Justice (the “DOJ”) relating to the Offer. The CID and Second Request were issued in connection with the Notification and Report filing that Martin Marietta made under the requirements of the Hart-Scott-Rodino Act of 1976, as amended.

The CID and Second Request call for, among other things, documentation and data that relate to aggregates, asphalt concrete, and ready mix concrete for each Vulcan facility that serves customers located in each of 15 states.  The states are: Alabama, Arkansas, Florida, Georgia, Illinois, Kentucky, Louisiana, Maryland, Mississippi, North Carolina, South Carolina, Tennessee, Texas, Virginia, and Wisconsin.

In addition, the CID and Second Request ask Vulcan to produce, among other things: (1) the amount of aggregates transported from relevant Vulcan facilities to locations within distances of 20, 40, 60, 80, 150, 200 and beyond 200 miles of such facility; (2) the amount of asphalt concrete transported from relevant Vulcan facilities to locations within distances of 10, 20, 30, 40, 50, 60 and beyond 60 miles of such facility and (3) the amount of ready mix concrete transported from relevant Vulcan facilities to locations within distances of 5, 10, 15, 20, 25, 30 and beyond 30 miles of such facility.

Vulcan intends to work with the DOJ to answer the CID and Second Request.

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SIGNATURES

After due inquiry and to the best of my knowledge and belief, I certify that the information set forth in this Statement is true, complete, and correct.

VULCAN MATERIALS COMPANY

Date: January 17, 2012	By:	/s/ Robert A. Wason IV
		Name:	Robert A. Wason IV
		Title:	Senior Vice President & General Counsel

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